EXHIBIT 1

Clinton Group, Inc. Asks Board of JAKKS Pacific, Inc. to Run an Auction to Sell the Company

Clinton Takes Formal Steps to Prepare for Direct Action by Shareholders
in the Event the Board Fails to Act

NEW YORK, March 14, 2012 /PRNewswire/ --  Clinton Group, Inc. ("Clinton") announced today that it has sent a letter to the board of directors of JAKKS Pacific, Inc. (Nasdaq: JAKK) requesting that the directors embark on a sale process of the company, including "openly considering the indication of interest from Oaktree Capital Management, L.P. ("Oaktree")."  As noted in the letter, Oaktree expressed an interest in acquiring JAKKS Pacific at a price of $20 per share on September 13, 2011.

The letter also noted:

●	JAKKS is well positioned to grow market share and increase the mix of proprietary products, but that the equity markets appear to be more focused on recent under-performance;
●	JAKKS' stock trades at a substantial discount to the prices that strategic and financial buyers could pay for the business, given the potential synergies and long-term perspectives of these buyers; and
●	Clinton is dismayed at the Board's decision to adopt a poison pill and expects the Board to permit any interested buyer to bring their proposal directly to shareholders.

The text of the letter sent by Clinton to the board of directors of JAKKS Pacific is attached.

Yesterday, Clinton's affiliate, Clinton Spotlight Master Fund, L.P. ("SPOT"), sent a letter to JAKKS Pacific requesting that its board of directors fix a record date to determine the stockholders entitled to authorize or take corporate actions by written consent.  SPOT intends to solicit JAKKS Pacific stockholders to consent to several proposals to protect shareholder interests and ensure that JAKKS Pacific has a board of directors that is focused on creating value for the company's shareholders. The proposals will be described in a preliminary consent solicitation statement to be filed by SPOT with the Securities and Exchange Commission.

About Clinton Group, Inc.

Clinton Group, Inc. is a diversified asset management firm with approximately $2.7 billion in assets under management. The firm has been investing in global markets since its inception in 1991 with expertise that spans a wide range of investment styles and asset classes. Clinton Group is a Registered Investment Advisor based in New York City.

[Clinton Group Letterhead]

March 14, 2012

Board of Directors
JAKKS Pacific, Inc.
22619 Pacific Coast Highway
Malibu, CA 90265

Re:     Auction Process

Gentlemen:

We write on behalf of Clinton Group, Inc. (“Clinton”), the investment manager of Clinton Magnolia Master Fund, Ltd. (“Magnolia”), Clinton Retail Opportunity Partnership, L.P. (“CROP”), and Clinton Spotlight Master Fund, L.P. (“SPOT”), which are significant owners of the common stock of JAKKS Pacific, Inc. (“JAKKS” or the “Company”).  Founded in 1991, Clinton is an SEC Registered Investment Advisor with over $2.7 billion in assets under management.  Magnolia, CROP and SPOT, together, own approximately 2.4% of the common stock of JAKKS.

We are proud owners of the Company, and believe that JAKKS is well positioned to use its extensive distribution platform to grow market share and increase the mix of proprietary products, improving margins. The public markets, however, appear to be more focused on the recent under-performance of the Company and do not fully appreciate the power of the JAKKS platform, its brand portfolio nor the upside potential of the nascent Monsuno and Winx Club product lines.

We believe the Company should undertake a review of its strategic options, openly considering the indication of interest from Oaktree Capital Management, L.P. (“Oaktree”) and any other interested strategic or financial party. While we have not had any contact with Oaktree, we understand why they believe the Company is worth at least $20 per share (as they expressed in their September 13, 2011 public offer), and it would not surprise us if they or others were willing to pay substantially more than that. After all, strategic buyers that possess content or product lines of their own would be able to take advantage of JAKKS’ distribution platform, as well as achieve revenue and cost synergies.  Financial buyers would benefit from being able to take a long-term perspective in operating the Company, shielding its seasonal and volatile business model from the short-term performance scrutiny of Wall Street analysts and public investors.

With the stock now trading at a large discount to Oaktree’s initial proposal (despite the Company having had many months to extol the virtues of its future plans as an independent company), we believe the time is right for the board of directors (the “Board”) to direct the Company’s financial advisor, Merrill Lynch, to embark on a targeted auction process, if it has not already done so. We were dismayed at the Board’s decision to adopt a poison pill earlier this month and expect that our fiduciaries on the Board will permit any interested buyer to bring their proposal directly to the shareholders, who can decide for themselves whether they would prefer to remain invested in an independent JAKKS or would rather take the proposed offer.

As you are undoubtedly aware, we have separately requested, pursuant to the Company’s Bylaws, that the Board set a record date for the shareholders to act by written consent, so that the shareholders can ensure that their interests are properly protected. We look forward to hearing from you within the required ten-day response timeframe.

We would be pleased to discuss our views further.  Please feel free to contact Gregory Taxin or Joseph DePerio at 212-825-0400.

Sincerely yours,

//s//
Joseph A. De Perio
Senior Portfolio Manager

//s//
George E. Hall
Chief Executive Officer

ALL SHAREHOLDERS OF JAKKS PACIFIC, INC. ARE ADVISED TO READ THE DEFINITIVE CONSENT STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF WRITTEN CONSENTS BY CLINTON GROUP, INC., CLINTON SPOTLIGHT MASTER FUND, L.P., CLINTON MAGNOLIA MASTER FUND, LTD., CLINTON RETAIL OPPORTUNITY PARTNERSHIP, L.P. AND GEORGE HALL (COLLECTIVELY, THE “PARTICIPANTS”) FROM THE SHAREHOLDERS OF JAKKS PACIFIC, INC. IN CONNECTION WITH THE PARTICIPANTS' INTENT TO TAKE CORPORATE ACTION BY WRITTEN CONSENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN COMPLETED, THE DEFINITIVE CONSENT STATEMENT AND FORM OF WRITTEN CONSENT WILL BE FURNISHED TO SOME OR ALL OF THE SHAREHOLDERS OF JAKKS PACIFIC, INC. AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE CONSENT SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE CONSENT STATEMENT WITHOUT CHARGE UPON REQUEST.

CONTACT:  Connie Laux, +1-212-825-0400.